# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vodafone Group Plc, CIK 0000839923
CUSIP: 92857W308
Title of class of securities: Ordinary Shares of 20 20/21 US cents each
Address of issuer's principal executive offices: VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, United Kingdom (X0), RG14 2FN
Date of event which requires filing of this statement: 07/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001923223

## Reporting persons
- Atlas 2022 Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,944,743,685; shared voting power 0; sole dispositive power 3,944,743,685; shared dispositive power 0; aggregate amount beneficially owned 3,944,743,685 (17.13% of the class)
  Comment: Atlas 2022 Holdings Limited ("Atlas Holdings") is wholly-owned by Emirates Telecommunications Group Company PJSC ("e&"), which is in turn 60% owned by the Emirates Investment Authority ("EIA"). Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of Vodafone Group Plc ("Vodafone" or the "Issuer"), as of July 10, 2026, representing approximately 17.13% of the voting rights attached to Vodafone's shares. Such percentage is based on a total of 23,027,555,926 Ordinary Shares outstanding (i.e. excluding treasury shares) as of June 30, 2026 as reported by the Issuer in its Total Voting Rights and Capital announcement dated July 1, 2026.
- Emirates Telecommunications Group Company PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 3,944,743,685; sole dispositive power 0; shared dispositive power 3,944,743,685; aggregate amount beneficially owned 3,944,743,685 (17.13% of the class)
  Comment: Atlas Holdings is wholly-owned by e&, which is in turn 60% owned by EIA. Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of Vodafone, as of July 10, 2026, representing approximately 17.13% of the voting rights attached to Vodafone's shares. Such percentage is based on a total of 23,027,555,926 Ordinary Shares outstanding (i.e. excluding treasury shares) as of June 30, 2026 as reported by the Issuer in its Total Voting Rights and Capital announcement dated July 1, 2026.
- Emirates Investment Authority: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 3,944,743,685; sole dispositive power 0; shared dispositive power 3,944,743,685; aggregate amount beneficially owned 3,944,743,685 (17.13% of the class)
  Comment: Atlas Holdings is wholly-owned by e&, which is in turn 60% owned by EIA. Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of Vodafone, as of July 10, 2026, representing approximately 17.13% of the voting rights attached to Vodafone's shares. Such percentage is based on a total of 23,027,555,926 Ordinary Shares outstanding (i.e. excluding treasury shares) as of June 30, 2026 as reported by the Issuer in its Total Voting Rights and Capital announcement dated July 1, 2026. EIA is an integral part of the Federal Government and was established through Federal Decree Law No. 4 of 2007 as amended by Federal Decree Law No. 13 of 2009 and Federal Decree Law No. 11 of 2018. EIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

## Item 1. Issuer
Name of issuer: Vodafone Group Plc
Address of issuer's principal executive offices: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by:

i. Atlas 2022 Holdings Limited, a limited liability exempted company formed under the laws of the Cayman Islands ("Atlas Holdings");

ii. Emirates Telecommunications Group Company PJSC, a public joint-stock company incorporated under the laws of the United Arab Emirates ("e&"); and

iii. Emirates Investment Authority, a public institution established under the laws of the United Arab Emirates ("EIA").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as attached in exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13G.

Atlas Holdings is a wholly-owned subsidiary of e&, which in turn is 60% owned by EIA (which, therefore, is deemed a control person of Atlas Holdings and e&).

On July 10, 2026, the relationship agreement between e& and the Issuer was terminated and Mr. Hatem Dowidar ceased to serve as a director of the Issuer. As a result, the Reporting Persons have determined that they no longer hold any securities for the purpose of or with the effect of changing or influencing the control of the Issuer. Accordingly, the reporting persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act. Accordingly, this Schedule 13G operates as an amendment to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on April 24, 2023 (as amended on May 11, 2023, February 14, 2025 and December 8, 2025).
Address of principal business office or, if none, residence:
The address of the principal business office of Atlas Holdings is 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands.

The address of the principal business office of e& is Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi.

The address of the principal business office of EIA is PO Box 3235, International Tower, ADNEC Capital Centre, Abu Dhabi, United Arab Emirates.
Citizenship: Rows (4) of the cover page for Atlas Holdings, e& and EIA to this Schedule 13G, respectively, are hereby incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The aggregate percentage of Ordinary Shares reported by each person named herein is based upon 23,027,555,926 Ordinary Shares outstanding (i.e. excluding treasury shares) as of June 30, 2026 as reported by the Issuer in its Total Voting Rights and Capital announcement dated July 1, 2026.
Percent of class: Rows (11) of the cover page for Atlas Holdings, e& and EIA to this Schedule 13G, respectively, are hereby incorporated by reference.
Sole power to vote or to direct the vote: Rows (9) of the cover page for Atlas Holdings, e& and EIA to this Schedule 13G, respectively, are hereby incorporated by reference.
Shared power to vote or to direct the vote: Rows (6) of the cover page for Atlas Holdings, e& and EIA to this Schedule 13G, respectively, are hereby incorporated by reference.
Sole power to dispose or to direct the disposition: Rows (7) of the cover page for Atlas Holdings, e& and EIA to this Schedule 13G, respectively, are hereby incorporated by reference.
Shared power to dispose or to direct the disposition: Rows (8) of the cover page for Atlas Holdings, e& and EIA to this Schedule 13G, respectively, are hereby incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2 to this Schedule 13G.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated April 24, 2023, between Atlas Holdings, e& and EIA (incorporated by reference to the Schedule 13D relating to Vodafone Group plc filed by Atlas Holdings, e& and EIA on April 24, 2023).

## Signatures
- Atlas 2022 Holdings Limited: /s/ Mohamed Karim Bennis, Mohamed Karim Bennis, Group CFO and Authorised Signatory (07/10/2026)
- Emirates Telecommunications Group Company PJSC: /s/ Masood M. Sharif Mahmood, Masood M. Sharif Mahmood, Group CEO (07/10/2026)
- Emirates Investment Authority: /s/ Mohamed Al Mehairi, Mohamed Al Mehairi, Chief Executive Officer (07/10/2026)